UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Soil Connect Services, Inc.

Legal status of issuer

> ***Form***
> C-corp

> ***Jurisdiction of Incorporation/Organization***
> Delaware, United States

> ***Date of organization***
> March 28, 2019

Physical address of issuer
998 Old Country Rd, Ste C, Plainview, NY 11803

Website of issuer
https://www.soilconnect.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 4, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
20

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,472,866	$2,111,380
Cash & Cash Equivalents	$2,206,035	$1,804,893
Accounts Receivable	$-	$-
Short-term Debt	$83,476	$46,797
Long-term Debt	$2,858,364	$-
Revenues/Sales	$-	$-
Cost of Goods Sold	$-	$-
Taxes Paid	$-	$-
Net Income (Loss)	($2,647,826)	($972,756)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 1, 2022

Soil Connect Services, Inc.



Up to $1,070,000 of SAFEs (Simple Agreements for Future Equity)

Soil Connect Services, Inc. ("Soil Connect Services", "Soil Connect", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of SAFEs of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 4, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 20, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://www.soilconnect.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.seedinvest.com/soil.connect

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Soil Connect Services, Inc. ("the Company") was incorporated on March 28, 2019 in the state of New York. On August 17, 2020, the company filed a Certificate of Merger, where Soil Connect Services, Inc. (formed in New York) was merged with Soil Connect Services, Inc. (formed in Delaware). The Company's headquarters are located in Plainview, New York.

The Company is located at 998 Old Country Rd, Ste C, Plainview, NY 11803.

The Company's website is https://www.soilconnect.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/soil.connect and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	June 4, 2022
Use of proceeds	See the description of the use of proceeds on page 10, 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 10, and 11 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The equity crowdfunding and tokenization markets are emerging industries where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive construction-technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has outstanding Simple Agreements for Future Equity (SAFEs). The Company has received funds of $2,858,364 from the issuance of SAFE agreements. The SAFEs are convertible into preferred or common stock of the company in a future financing event at a conversion price equal to a post-money valuation cap of $15,000,000 divided by the capitalization of the company at such event.

The Company has an outstanding loan with a related party. The Company entered into a related party transaction with one of its founding members, for a loan worth $100. The loan does not have a formal payment structure and is currently outstanding as of October 31, 2021.

The Company has not filed a Form D for its prior offerings of convertible securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The SAFE will not be freely tradable until one year from the initial purchase date. Although the SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE. Because the SAFE have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFE have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the SAFE reach their maturity date, investors (by a decision

9

of the SAFE holders holding a majority of the principal amount of the outstanding SAFE) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the SAFE into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $20,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $20,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $20,000,000 valuation cap, so you should not view the $20,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE. The SAFE is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisors.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Soil Connect is a platform created for excavators, contractors, builders, landscapers and other construction professionals who work with soil on a regular basis. Our platform connects those who have soil, with those who need soil. By enabling our users to transact at shorter distances, we are saving our customers tens of thousands of dollars while substantially reducing the construction industry's carbon footprint by minimizing CO_2 emissions.

Problem: Every year in the U.S. there is about $40B spent on the sourcing, movement, and acquisition/disposal of dirt. Additionally, construction professionals working on excavation may face major soil management problems due to always having too much, or not enough, soil.

Soil Connect has three products:

● Soil Connect Marketplace – With 222M+ cubic yards posted, the award-winning dirt marketplace facilitates closer connections between construction professionals who have excess material and those who need material. The Marketplace provides customers with early knowledge of the supply and demand dynamics of dirt and aggregates. Marketplace users have saved on transport costs for projects and reduced their CO_2 emissions, by finding materials closer to where they need them, when they need them.

● eTickets – The eTickets platform is built specifically for contractors and truckers. eTickets is an easy way to capture, track, and share the details of hauling materials from one destination to the next. eTickets eliminates the use of paper tickets, letting customers easily track loads, capture pictures of the materials, and obtain contactless signatures.

● eRegulatory(SM) / Compliance – This product provides customers with an online method to capture and track all required documents (e.g., State Manifest) digitally. In addition to the compliance form, our patent-pending eRegulatory product includes turn-by-turn tracking of the loads with both a map view and printed list.

Like many old school industries, the resourcing and movement of dirt hasn't changed much. Soil Connect's suite of products brings buyers and sellers into today's modern way of communicating and transacting. With a long term strategy of helping customers transition from offline to online, we believe we have the opportunity to disrupt a $40 billion industry.

Business Plan

Whether you are building a house, a school, a factory, an office or a pool, the first thing you need to do is excavate (e.g., dig a hole). It's estimated that 9/10 job sites do not level and therefore, you either need more dirt or you need to get rid of dirt. Today, the industry is extremely antiquated and fragmented. Construction professionals spend countless hours texting, calling, and emailing one another to figure out who they can transact with. Each year about $40B is spent on the sourcing, movement and acquisition/disposal of dirt.

There is also an existing industry of old-school "dirt brokers" who charge high commissions and may thrive off the fragmented and opaque nature of the market. The majority of these "dirt brokers" do not have websites and there are no major brands or large companies with substantial market share. We believe this presents a gaping hole for a modern-era, technology-enabled Dirt Brokerage/Marketplace.

Our short-term strategy is to continue building out SaaS modules that further ingrain the platform into our customers' daily workflow. This can strengthen our moat while driving long term value to our marketplace. Hence, we describe our business model as a SaaS Enabled Marketplace.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount through Regulation CF, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Product Growth & Execution	65%	65%	50%
Build-out Sales & Marketing Team	35%	35%	50%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Cliff Fetner	Founder/CEO	Co-Founder/CEO responsible for the oversight, operation, and strategy of Soil Connect.
Jonathan Alvarado	CGO	Chief Growth Officer responsible for all sales and business development. Prior to SoilConnect, Jon was a VP of Sales at TRUX
Daniel Fetner	Founder & Advisor	Co-Founder and advisor to Soil Connect. General Partner at Alpaca VC.
Mark Accomando	Board Member	General Partner at Heartland Ventures – advisor and board member at Soil Connect since April of 2021.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	950,000	Yes	N/A	N/A	35.0%	N/A
Series Seed-1 Preferred Stock	678,488	As defined in COI	N/A	N/A	25.0%	See COI
Series Seed-2 Preferred Stock	411,970	As defined in COI	N/A	N/A	15.2%	See COI
Series Seed-3 Preferred Stock	206,967	As defined in COI	N/A	N/A	7.6%	See COI
SAFEs (Simple Agreements for Future Equity)	$2,858,364	Only on Conversion	N/A	The Company is issuing SAFEs in this Offering	N/A	N/A
2020 Equity Incentive Plan	466,555	Only if Exercised	N/A	N/A	17.2%	N/A

Ownership
A majority of the Company is owned by SC Fetner Holdings, Inc. SC Fetner Holdings, Inc. is controlled by the company's founder Cliff Fetner.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
SC Fetner Holdings, Inc.	950,000	35%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Soil Connect Services, Inc. was incorporated on March 28, 2019 in the state of New York. On August 17, 2020, the company filed a Certificate of Merger, where Soil Connect Services, Inc. (formed in New York) was merged with Soil Connect Services, Inc. (formed in Delaware). The Company's headquarters are located in Plainview, New York.

Soil Connect is a platform created for excavators, contractors, builders, landscapers and other construction professionals who work with soil on a regular basis. Our platform connects those who have soil, with those who need soil. By enabling our users to transact at shorter distances, we are saving our customers tens of thousands of dollars while substantially reducing the construction industry's carbon footprint by minimizing CO_2 emissions.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,943,370 in cash on hand as of January 31, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFEs are being offered with a valuation cap of $20,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	May 30, 2019	Regulation D	Convertible Note	$655,000	Working capital
2020 SAFE	May 15, 2020	Regulation D	SAFE Note	$500,000	Working capital
Seed	October 15, 2020	Regulation D	Preferred Equity	$2,000,000	Working capital
2021 SAFE	June 15, 2021	Regulation D	SAFE Note	$2,375,000	Working capital

Soil Connect raised two Convertible Note rounds previously, in addition to the Series Seed Preferred round that converted those outstanding notes. A SAFE was opened up in the middle of this year. The details are as follows: 2019 Convertible Note - Amount Raised: $655,000, Valuation Cap: $2,500,000, Closed: May 2019. 2020 Convertible Note - Amount Raised: $475,000, Valuation Cap: $5,000,000, Closed: June 2020. Series Seed Preferred Round - Amount Raised: $1,999,979, Pre-Money Valuation: $6,000,000, Closed: October 2020. 2021 SAFE - Amount Raised: $2,375,000, Post-Money Valuation: $15,000,000, Closed: October 2021.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The SAFE sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFE sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $20,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE plus accrued unpaid interest, or the amount of stock the SAFE would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $20,000,000 valuation cap.

The securities into which the SAFE in this Offering will convert may have more limited voting and information rights than those to be issued to Major Investors, if applicable, on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The SAFEs in the Regulation D offering convert under similar terms to the SAFEs in this offering.

Dilution
Even once the SAFE converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has an outstanding loan with a related party. The Company entered into a related party transaction with one of its founding members, for a loan worth $100. The loan does not have a formal payment structure and is currently outstanding as of October 31, 2021.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Cliff Fetner*
_____
(Signature)

Cliff Fetner
_____
(Name)

Founder/CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Cliff Fetner*
_____
(Signature)

Cliff Fetner
_____
(Name)

Founder/CEO
_____
(Title)

March 1, 2022
_____
(Date)

/s/ *Daniel Fetner*
_____
(Signature)

Daniel Fetner
_____
(Name)

Founder & Advisor
_____
(Title)

March 1, 2022
_____
(Date)

/s/ *Mark Accomando*

(Signature)

Mark Accomando

(Name)

Board Member

(Title)

March 1, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

SOIL CONNECT SERVICES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Soil Connect Services, Inc.
Plainview, New York

We have reviewed the accompanying financial statements of Soil Connect Services, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 28, 2022
Los Angeles, California

SOIL CONNECT SERVICES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	2,206,035	$	1,804,893
Total current assets		**2,206,035**		**1,804,893**
Intangible assets		266,832		306,488
Total assets	**$**	**2,472,866**	**$**	**2,111,380**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	76,959	$	40,727
Credit Card		6,517		6,070
Total current liabilities		**83,476**		**46,797**
Convertible Note		-		-
Accrued interest on Convertible Note		-		-
SAFE		2,858,364		-
Total liabilities		**2,941,840**		**46,797**
STOCKHOLDERS EQUITY				
Common Stock		95		95
Preferred Stock- Series Seed 1		68		68
Preferred Stock- Series Seed 2		41		41
Preferred Stock- Series Seed 3		21		21
Additional Paid In Capital		3,384,763		3,270,628
Retained earnings/(Accumulated Deficit)		(3,853,961)		(1,206,135)
Total stockholders' equity		**(468,973)**		**2,064,718**
Total liabilities and stockholders' equity	**$**	**2,472,866**	**$**	**2,111,380**

See accompanying notes to financial statements.

SOIL CONNECT SERVICES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	2,447,778	848,832
Sales and marketing	209,205	110,420
Total operating expenses	2,656,983	959,252
Operating income/(loss)	(2,656,983)	(959,252)
Interest expense	-	15,468
Other Loss/(Income)	(9,157)	(1,964)
Income/(Loss) before provision for income taxes	(2,647,826)	(972,756)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (2,647,826)**	**$ (972,756)**

See accompanying notes to financial statements.

SOIL CONNECT SERVICES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock- Series Seed 1		Preferred Stock- Series Seed 2		Preferred Stock- Series Seed 3		Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2019.	950,000	$ 95							47,026	(233,380)	(186,258)
Issuance of Stocks			678,488	68	411,970	41	206,967	21	3,188,962		$ 3,189,092
Shared-Based Compensation	-	-	-	-	-	-	-	-	34,639		$ 34,639
Net income/(loss)										(972,756)	(972,756)
Balance—December 31, 2020	950,000	95	678,488	68	411,970	41	206,967	21	3,270,628	$ (1,206,135)	$ 2,064,718
Issuance of Stocks		-									-
Shared-Based Compensation	-	-	-	-	-	-	-	-	114,135		114,135
Net income/(loss)										(2,647,826)	(2,647,826)
Balance—December 31, 2021	950,000	$ 95	678,488	$ 68	411,970	$ 41	206,967	$ 21	$ 3,384,763	$ (3,853,961)	$ (468,974)

See accompanying notes to financial statements.

SOIL CONNECT SERVICES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,647,826)	$	(972,756)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangible assets		39,656		64,259
Shared-based compensation		114,135		34,639
Changes in operating assets and liabilities:				
Accounts payable and accrued expenses		36,232		36,553
Credit Cards		582		4,158
Net cash provided/(used) by operating activities		**(2,457,222)**		**(833,146)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		-		(116,560)
Net cash provided/(used) in investing activities		**-**		**(116,560)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stocks		-		2,484,967
Borrowing on SAFEs		2,858,364		
Net cash provided/(used) by financing activities		**2,858,364**		**2,484,967**
Change in cash		401,142		1,535,261
Cash—beginning of year		1,804,893		269,632
Cash—end of year	**$**	**2,206,035**	**$**	**1,804,893**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	15,468
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Soil Connect Services Inc. was incorporated on March 28, 2019, in the state of New York. On August 17, 2020, the company filled Certificate of Merger, where Soil Connect Services Inc. (formed in New York) was merged with Soil Connect Services Inc. (formed in Delaware). The financial statements of Soil Connect Services Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Plainview, New York.

Soil Connect is a platform created for excavators, contractors, builders, landscapers, and other construction professionals who work with soil on a regular basis. Our platform connects those who have soil, with those who need soil. By enabling our users to transact at shorter distances, we are saving our customers tens of thousands of dollars while substantially reducing the construction industry's carbon footprint by minimizing CO_2 emissions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,956,035 and $1,554,892, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Soil Connect Services Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company will earn revenues via platform fees that result from connecting those who have soil, with those who need soil.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020, amounted to $209,205 and $110,420, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021	2020
Software	$ 396,559	$ 396,559
Intangible assets, at cost	**396,559**	**396,559**
Accumulated amortization	(129,727)	(90,071)
Intangible assets, Net	**$ 266,832**	**$ 306,488**

Amortization expense for software for the fiscal year ended December 31, 2021, and 2020 was in the amount of $39,656 and $64,259 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (39,656)
2023	(39,656)
2024	(39,656)
2025	(39,656)
Thereafter	(108,208)
Total	**$ (266,832)**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,900,000 shares of common shares class with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 950,000 shares have been issued and are outstanding.

Preferred Stock- Series Seed-1

The Company is authorized to issue 678,488 shares of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 678,488 shares have been issued and are outstanding.

Preferred Stock- Series Seed-2

The Company is authorized to issue 411,970 shares of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 411,970 shares have been issued and are outstanding.

Preferred Stock- Series Seed-3

The Company is authorized to issue 206,967 shares of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 206,967 shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 466,555 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.
The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	-	-
Granted	86,598	$	0.09	
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2020	86,598	$	-	0.08
Exercisable Options at December 31, 2020	86,598	$	-	0.08
Granted	326,639	$	0.09	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	413,237	$	0.09	1.90
Exercisable Options at December 31, 2021	413,237	$	0.09	1.90

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, was $114,135 and $34,639, respectively.

6.   DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	As of Year Ended December 31, 2020
Safes I - IXX	Fiscal Year 2021	$ 15,000,000	0%	$ 2,375,364	$ -
Safe XX-XXIV	Fiscal Year 2021	$ 20,000,000	20%	$ 483,000	$ -
Total SAFE(s)				$ **2,858,364**	$ **-**

The "Post-Money Valuation Cap" is set to $15,000,000 on the first tranche of SAFEs and $20,000,000 on the second tranche. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the purchase amount divided by the SAFE price. If there is a Liquidity Event before the termination of this SAFE, this Safe will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If there is a dissolution event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (661,956)	$ (243,189)
Valuation Allowance	661,956	243,189
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (947,883)	$ (285,926)
Valuation Allowance	947,883	285,926
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased. For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,791,530, and the Company had state net operating loss ("NOL") carryforwards of approximately of $3,791,530, Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits. The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 28, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website



Soil Connect

SaaS-enabled marketplace for dirt solutions in the construction industry

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$20,000,000
Valuation cap

SAFE Note
Security Type

INVEST IN SOIL CONNECT

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.soilconnect.com

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Soil Connect is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Form C

Data Room

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Company Highlights

> Launched SaaS platform in 2021 and scaled contracted annual run rate from $0 to $476K+ by end of year. Grew contracted annual run rate for e-Ticketing product by 74% QoQ from Q3 to Q4 '21, and achieved $105K new contracted annual run rate in December 2021.

> Award-winning marketplace posting 222M+ gross cubic yards of soil 2019-2021. Struck partnerships to be exclusive dirt provider for leading industry associations (NUCA Colorado, Long Island Builders Association, BIA Ohio, UTCA NJ).

> Raised $5M+ via leading institutional VCs and global industry strategics (CEMEX Ventures, Equipment Share, Suffolk Construction, ARCO/Murray, Romulus Capital, Heartland Ventures & TIA Ventures).

> $40B is spent in the U.S. annually on the sourcing, movement and acquisition/disposal of dirt. The existing industry is made up of "dirt brokers" who may charge high commissions and may benefit off an opaque/fragmented market, leaving a gap for a modern-era, technology-enabled dirt brokerage & marketplace.

> Experienced leadership team with success in the industry. Cliff Fetner (Founder/CEO) has 30+ years of construction experience. Jonathan Alvarado (CGO) was formerly National Head of Sales at TRUX (acquired by AMCS). Daniel Fetner (Founder, Advisor) has 5+ years VC experience. Steve Eakin (Head of Technology) is a 3-time Founder/CTO (including exit) and has been in the startup ecosystem for 10+ years.

Fundraise Highlights

> Total Round Size: US $2,500,000

> Raise Description: Seed Plus

> Minimum Investment: US $1,000 per investor

> Security Type: SAFE Note

> Valuation Cap: US $20,000,000

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

Soil Connect is a SaaS-enabled marketplace that helps contractors and construction professionals track, transport, and acquire soil & aggregates.

Problem: Every year in the U.S. there is about $40B spent on the sourcing, movement, and acquisition/disposal of dirt. Additionally, construction professionals working on excavation may face major soil management problems due to always having too much, or not enough, soil.

Soil Connect has three products:

- Soil Connect Marketplace – With 222M+ cubic yards posted, the award-winning dirt marketplace facilitates closer connections between construction professionals who have excess material and those who need material. The Marketplace provides customers with early knowledge of the supply and demand dynamics of dirt and aggregates. Marketplace users have saved on transport costs for projects and reduced their CO2 emissions, by finding materials closer to where they need them, when they need them.

- eTickets – The eTickets platform is built specifically for contractors and truckers. eTickets is an easy way to capture, track, and share the details of hauling materials from one destination to the next. eTickets eliminates the use of paper tickets, letting customers easily track loads, capture pictures of the materials, and obtain contactless signatures.

- eRegulatory(SM) / Compliance – This product provides customers with an online method to capture and track all required documents (e.g., State Manifest) digitally. In addition to the compliance form, our patent-pending eRegulatory product includes turn-by-turn tracking of the loads with both a map view and printed list.

Like many old school industries, the resourcing and movement of dirt hasn't changed much. Soil Connect's suite of products brings buyers and sellers into today's modern way of communicating and transacting. With a long term strategy of helping customers transition from offline to online, we believe we have the opportunity to disrupt a $40 billion industry.

Gallery



SC
The NEW Soil Connect Demo
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Soil Region
Midwest
Type of Soil (select region first)
Clay Soil
Quantity (Yards)
2,000
Location
120 N LaSalle St, Chicago, IL 60602
Job Site Name (optional)
Downtown Loop Soil Needed
Scheduling Preferences
ASAP

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The Team

Founders and Officers



Cliff Fetner

FOUNDER/CEO

Cliff is a third generation Energy Star builder/developer with decades of experience in the construction industry, most recently as the President of Jaco Builders. Cliff has worked a wide range of projects including multi-family and single family residential, as well as a number of CRE projects. Cliff has also served as the President of the Long Island Builders Institute (LIBI) and is an active member of the National Association of Home Builders.



Steve Eakin

HEAD OF TECHNOLOGY

As the Head of Technology, Steve is responsible for scaling the Soil Connect technology to ensure rapid growth. Most recently, Steve served as the Founder and CEO of Startup Black Belt, helping people build, grow, and scale their startups. Steve has held Sr. Technology roles at a variety of companies including Experian, Hearst, and Comixology (acquired by Amazon). Steve is a developer, tech architect, founder, tech exec, speaker, investor, advisor, and Jeet Kune Do black belt. He spends his days working with some of the world's most visionary founders and ground breaking startups.



Jonathan Alvarado

CGO

Jonathan is responsible for overseeing Soil Connect's growth, revenue generation, business development, and customer acquisition and retention strategies. He is the lead thought-partner to the CEO, and plays a key fundraising role on the Leadership Team.

Most recently, Jonathan served as the National Vice President of Sales at TRUX (acquired by AMCS). During his tenure, he built and managed hyper-growth sales engines that grew sales by over 6,000 percent, helping to achieve profitability in less than three years. Prior to TRUX, Jonathan worked in sales and business development at StoneMakers Corporation.



Daniel Fetner

FOUNDER & ADVISOR

Daniel is a partner at Alpaca VC where he spends his time exclusively in construction tech & proptech. Daniel sits on the board of three venture-backed construction tech marketplaces and serves as a strategic advisor to Soil Connect, introducing prospective partners and investors.

In addition to Venture Capital & Startups, Daniel's experience spans private banking, real estate private equity & development, and real estate investment banking. Daniel has worked at J.P. Morgan, Cushman & Wakefield, and G4 Capital Partners.

Daniel graduated with an MBA from the University of Pennsylvania's Wharton School of Business and a BBA from the University of Michigan's Ross School of Business. He is a board member of Trade Hounds, a construction labor marketplace, a board member of Acelab, a construction materials marketplace, and has board observer seats at Diamond Age (3D Printing), Doorkee (Tech-enabled Leasing), and Prevu (vertical home buying platform).

Notable Advisors & Investors



Bill Sandrook

Advisor, Retired Chairman & CEO, U.S. Concrete; Co-CEO, Andretti Acquisition Corp



Brock Strasbourger

Advisor, COO, Ventoux SPAC; Strategic Partnerships, Convene; Co-founder, Heli, NIGHTO



Aaron Toppston

Advisor, MD & Head of Data/Analytics, The Walsh Group; Director, Aon Infrastructure



Zach Scheel

Advisor, Co-Founder & CEO, Rhumbix

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed Plus
Round size:	US $2,500,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	SAFE Note
Conversion discount:	20.0%
Valuation Cap:	US $20,000,000

Additional Terms

Custody of shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
You are investing in a SAFE:	You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D, which are counting towards escrow. Approximately $608,000 has been raised prior to the launch of the SeedInvest campaign via Regulation D.
Closing conditions:	While Soil Connect has set an overall target minimum of US $250,000 for the round, Soil Connect must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Soil Connect's Form C.
Regulation CF cap:	While Soil Connect is offering up to US $2,500,000 worth of securities in its Seed Plus, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- Product Growth & Execution
- Build-out Sales & Marketing Team

If Maximum Amount Is Raised



- Product Growth & Execution
- Build-out Sales & Marketing Team

Investor Perks

As a special incentive for investors, we are offering exclusive discounts on our e-Tickets product. Make an investment of $1,000, $3,000, or $5,000 and you'll receive discounts off your first 6-12 months (see details below).

- **$1,500 - $2,999 investment** -> Receive 10% off first 6 months

- **$3,000 - $4,999 investment** -> Receive 20% off first 6 months

- **$5,000 and above investment** -> Receive 20% off first 12 months

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Soil Connect's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $655,000
Closed Date	May 30, 2019
Security Type	Convertible Note
Valuation Cap	US $2,500,000

2020 SAFE

Round Size	US $500,000
Closed Date	May 15, 2020
Security Type	SAFE Note
Valuation Cap	US $5,000,000

Seed

Round Size	US $2,000,000
Closed Date	Oct 15, 2020
Security Type	Preferred Equity
Pre-Money valuation	US $8,000,000

2021 SAFE

Round Size	US $2,375,000
Closed Date	Jun 15, 2021
Security Type	SAFE Note
Valuation Cap	US $15,000,000

Market Landscape



Market TAM Projection

McKinsey projects global construction spend to reach $14T by 2025. The U.S. accounts for 16% of the global construction spend projection. That is $2.24T US construction spend by 2025. On average, dirt acquisition/removal and transportation accounts for 2.5% of project spend, which leads to a projection of $56B TAM by 2025.

Whether you are building a house, a school, a factory, an office or a pool, the first thing you need to do is excavate (e.g., dig a hole). It's estimated that 9/10 job sites do not level and therefore, you either need more dirt or you need to get rid of dirt.

Today, the industry is extremely antiquated and fragmented. Construction professionals spend countless hours texting, calling, and emailing one another to figure out who they can transact with. Each year about $40B is spent on the sourcing, movement and acquisition/disposal of dirt.

With respect to competition, we believe we are the only VC-backed platform in the space. There are several small competitors who have launched localized apps; however, most of them have not announced any external funding nor do they offer the full suite of products we see as required to be an end-to-end platform.

There is also an existing industry of old-school "dirt brokers" who charge high commissions and may thrive off the fragmented and opaque nature of the market. The majority of these "dirt brokers" do not have websites and there are no major brands or large companies with substantial market share. We believe this presents a gaping hole for a modern-era, technology-enabled Dirt Brokerage/Marketplace.

Our short-term strategy is to continue building out SaaS modules that further ingrain the platform into our customers' daily workflow. This can strengthen our moat while driving long term value to our marketplace. Hence, we describe our business model as an SaaS Enabled Marketplace.

Lastly, part of our strategy is to also execute strategic partnerships with some of the largest and most influential stakeholders in our industry. We are fortunate to have investors such as CEMEX (NYSE: CX), EquipmentShare, Suffolk Construction, ARCO/Murray, and others who have been critical in our GTM strategy.

Risks and Disclosures

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D, which are counting towards escrow. Approximately $608,000 has been raised prior to the launch of the SeedInvest campaign via Regulation D. The earliest investment counted towards the escrow target was made in November of 2021. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The equity crowdfunding and tokenization markets are emerging industries where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive construction-technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Cliff Fetner, Steve Eakin, Jonathan Alvarado, and Daniel Fetner. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has outstanding Simple Agreements for Future Equity (SAFEs). During fiscal year 2021, the Company received funds of $2,375,000 from the issuance of a SAFE agreements. The SAFEs are convertible into preferred or common stock of the company in a future financing event at a conversion price equal to a post-money valuation cap of $15,000,000 divided by the capitalization of the company at such event.

The Company has an outstanding loan with a related party. The Company entered into a related party transaction with one of its founding members, for a loan worth $100. The loan does not have a formal payment structure and is currently outstanding as of October 31, 2021.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Soil Connect's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Soil Connect's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> 🗁 Financials (2 files)	Feb 26, 2022	Folder
> 🗁 Fundraising Round (1 file)	Feb 26, 2022	Folder
> 🗁 Investor Agreements (1 file)	Feb 26, 2022	Folder
> 🗁 Miscellaneous (4 files)	Feb 26, 2022	Folder

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Be the first to post a comment or question about Soil Connect.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Soil Connect

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Soil Connect. Once Soil Connect accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Soil Connect in exchange for your securities. At that point, you will be a proud owner in Soil Connect.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Soil Connect has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Soil Connect does not plan to list these securities on a national exchange or another secondary market. At some point Soil Connect may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Soil Connect either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Soil Connect's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Soil Connect's Form C. The Form C includes important details about Soil Connect's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

SOIL CONNECT

Soil Connect is a SaaS-enabled Marketplace for Dirt Solutions in the Construction Industry



DISCLAIMER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



NATION'S LEADING DIRT MARKETPLACE

SOIL CONNECT

ABOUT US   HOW IT WORKS   ETICKETS   EREGULATORY   FAQS   LOG IN   SIGN UP

THE NATION'S #1 DIRT MARKETPLACE

CREATED BY BUILDING PROFESSIONALS
FOR BUILDING PROFESSIONALS.

HOW IT WORKS

Download on the App Store   GET IT ON Google Play

Search by location


Jersey Landscape & Garden Sup...
Material Type: Top Soil (Screened)
Quantity Available: 10,000 Yards
Distance: 65.19 miles away


Sayreville
Material Type: Clean Fill (Unrestricted/Gene
Quantity Available: 100,000 Yards



3

THE SOIL PROBLEM

The Dirt Marketplace is Fragmented & Inefficient

   

Every year in the US there is **~$40B spent** on the sourcing, movement and acquisition/disposal of dirt.

Construction professionals working on excavation face major soil management problems due to always having **too much or not enough soil: estimated >90% of jobsites don't level.**

Professionals frequently transact at long distances **resulting in both higher transport costs and higher CO2 emissions,** without realizing there was a closer site they could transact with.

Countless hours spent matching supply and demand resulting in massive project delays.

CLOSER CONNECTIONS = INCREASED SAVINGS

Substantial Financial + Environmental Impact

 Reduce Time Sourcing

 Reduce Distance Between Sites

 Reduce CO2 Emissions

 Expedite Projects

 Save Money

Dirt Costs: 10K yards @ 10 mile transport	
Distance between sites (miles)	10
Total Distance- RT (miles)	10,000
Total Hours Driving	400
Admin Sourcing Dirt	$ 200
Gallons of fuel consumed	1,667
Tons of CO2 Emissions	19
Cost of rental truck	$ 43,750
Total cost at 10 miles	**$ 43,950**

Dirt Costs: 10K yards @ 30 mile transport	
Distance between sites (miles)	30
Total Distance- RT (miles)	30,000
Total Hours Driving	1,200
Admin Sourcing Dirt	$ 200
Gallons of fuel consumed	5,000
Tons of CO2 Emissions	56
Cost of rental truck	$ 131,250
Total cost at 30 miles	**$ 131,450**

*Further Data in Appendix



Soil Connect Marketplace is a digital platform created for construction professionals who work with soil and aggregates on a regular basis. Our platform connects those who have it with those who need it.

By enabling our users to transact at shorter distances, they can save tens of thousands of dollars while substantially reducing CO_2 emissions on the environment.

Since January 2019, Soil Connect users have posted 222M+ yards through our platform.

We aim to increase our users' efficiency, speed and connections while decreasing their costs and CO2 emissions.

SaaS Enabled Marketplace

SaaS Modules further ingrain the platform into our customers daily workflow, ultimately strengthening our moat and driving long term value to our marketplace.



SaaS Modules

- Adds immediate value regardless of market density
- Daily usage > higher engagement
- Early monetization for SC, high ROI for users
- Builds SC liquidity > more efficient Marketplace
- Natural cross-selling to Marketplace

Dirt/Aggregate Marketplace

- Requires high density and liquidity
- Usage based when customers have transaction needs
- Longer term play (gentle disruption strategy)
- Natural cross-selling to SaaS modules

Marketplace Flywheel
REGULATORY
LIVE TRACKING LOADS
E-TICKETING
MARKETPLACE



SOIL CONNECT

DISCLAIMER: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

VISION: END-TO-END PLATFORM FOR THE ENTIRE DIRT TRANSACTION

SCM = SC Marketplace SCT = eTICKETING^{SM} SCR = eREGULATORY^{SM} *Icons depict products currently in the market



Project bidding
SCM
Research/Locate sites that need fill
Win bid + execute contracts
Understand project start date
SCM
Source Transaction Partner(s)
*Historically **most inefficient** part of process in process (cold-calling, texting, emailing network).*
*SC Marketplace creates **smart matches** and facilitates closer transaction partners*
Coordinate timing to break ground
SCT
Initiate ticketing
SCT
Sign tickets
SCT
Organize tickets
SCT
Invoice client
SCT
Reconcile tickets
SCR
Regulatory Compliance

8









BUSINESS MODEL EVOLUTION

Indianapolis, IN
Distance
Recently posted
Noblesville Common Drive, Noble...
Material Type: Clay
Quantity Available: 70,000 Yards
Distance: 154.10 miles away
Hazel Dell Pkwy, Carmel, IN
Material Type: Bank Run
Quantity Available: 5,000 Yards
Distance: 155.80 miles away
Beacon Point
Material Type: Clay
Quantity Available: 810 Yards
Distance: 156.31 miles away

Supply
SC
Demand
Logistics

SOIL CONNECT
MARKETPLACE
ETICKETS
REGULATORY
LIVE TRACKING
ABOUT US
CONTACT US
The Nation's #1 Dirt Marketplace
Find Dirt
SEARCH

Craigslist for Dirt (2019-2022)

- Users create DIY posts
- Match-making algorithms enable users to connect, transact offline
- **KPIs:** MAU, posts, yards posted, market liquidity, # of matches

Tech Enabled Dirt Brokerage (2022-2023)

- Customers outsource to SC account managers
- SC facilitate supply-demand & logistics
- SC charges per yard (priced dynamically based on timing, quantity & distance)
- **KPIs:** # transactions, net revenue, repeat customer/cohort analyses

Dirt & Agg Marketplace (2024+)

- Amazon for dirt
- Click and buy dirt & aggregates
- Interactive auction-style bidding
- **KPIs:** GMV, take-rate

SaaS Modules: eTicketing, eRegulatory & Live Tracking > Drive Stickiness

** This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.*

BUSINESS TRACTION

Data through December 31, 2021

Marketplace:



Yards Posted (cum.)

- Over 222 million yards posted since inception

SaaS Modules:



2021 SaaS Contract Annual Run Rate (cum.)

- eTicketing launched Q1 2021
- Quick eTickets launched June 2021
- eRegulatory launched July 2021
- Contract annual run rate: $476K*

Headcount:



Full Time Employees

- Not included above: outsourced Dev Team + 2 marketing agencies

* Contract annual run rate is calculated with rates in currently signed contracts, with conservative assumptions for number of trucks and working days per year

INVESTORS

Complimentary Cap Table of Institutional VCs & Industry Strategics
$5.6M+ Raised Since Inception





























CEMEX ventures
Suffolk
ARCO MURRAY
TIAVENTURES
PETRUCCI DEVELOPMENT • DESIGN/BUILD
HEARTLAND VENTURES
GREAT OAKS VENTURE CAPITAL
EquipmentShare
KEELEY CONSTRUCTION
ROMULUS CAPITAL
CommonSail Investment Group
EMPIRE ANGELS
SITUS
BAZELLA

SOIL CONNECT

LEADERSHIP TEAM





Cliff Fetner
Founder & CEO

- 3rd generation builder/developer
- President, Jaco Builders
- Former President, Long Island Builders Institute
- Member, National Association of Home Builders
- Energy Star Builder – Construction Technology, NYS



Jonathan Alvarado
Chief Growth Officer

- National VP of Sales, TRUX
- Grew revenue from $800k > $60M
- Director of Sales, StoneMakers International
- Deep knowledge and rolodex in trucking industry





Daniel Fetner
Co-Founder, Board Member

- Principal, Alpaca VC
- Strategic Tech Advisor, Corigin
- Banker, J.P. Morgan
- Wharton MBA



Steve Eakin
Head of Technology

- Co-Founder & CTO, VenPath
- Director of Engineering, Hearst Digital Media
- Manager Web Development, Experian
- Founder & CEO, Startup Black Belt, Entrepreneur 360 Award Winning Company



INDUSTRY LEADING ADVISORS



Bill Sandbrook
Advisor, Industry Exec
- Retired Chairman and CEO, U.S. Concrete
- Co-CEO, Andretti Acquisition Corp SPAC



Zach Scheel, P.E.
Advisor, Industry Exec
- Co-Founder & CEO, Rhumbix
- Construction Manager, US Navy
- Stanford MBA



Chip Kruger
Advisor, Finance
- Managing Partner, Five Mile Capital
- Co-founder, Waltz
- CEO, NatWest Investment Bank



Steve Dell'Orto
Advisor, Industry Exec
- SVP, Clark Construction Group
- Venture Partner, Builders VC
- CEO, ConCntric



Eric Whobrey
Advisor, Industry Exec
- Technology Lead, ARCO/ Murray
- President, CIMA
- Technical Manager, Closerlook Inc.



Rajesh Raichoudhury
Advisor, Technology
- CTO, Buyology
- Yahoo!
- PhD CS, NYU



Aaron Toppston
Advisor, Industry Exec
- MD & Head of Data/Analytics, The Walsh Group
- Director, Aon Infrastructure



Cole Young
Advisor, Industry Exec
- President, North America Rental Division, Empire Communities
- VP, Builder Advisor Group



Brock Strasbourger
Advisor, Product
- COO, Ventoux SPAC
- Strategic Partnerships, Convene
- Co-founder, Heli, NIGHTOUT









13

SOIL CONNECT MARKETPLACE



SOIL CONNECT
MY POSTS
SAVED POSTS
MATCHES
MESSAGES
ETICKETS
EREGULATORY
CREATE POST
Midwest, WY
Material Type
Minimum Quantity
Reports
Distance
Recently posted
Have Dirt
Need Dirt
My Dirt
Adelphi Lab
Material Type: Clean Fill (Unrestricted/General)
Quantity Available: 14,500 Yards
Distance: 853.75 miles away
Muirkirk Road Beltsville, MD
Material Type: Fill (clean)
Quantity Available: 2,000 Yards
Distance: 856.83 miles away
Annapolis Rd Odenton, MD
Material Type: Fill (clean)
Quantity Available: 500 Yards
Distance: 860.77 miles away

Contact me by the following methods:
Text Cell: (777) 777 - 7777
Call Cell: (777) 777 - 7777
Email: DanMcAndrews@gmail...
Soil Connect Message
Back
Finish

Receive Daily Text Updates?
These texts will alert you of all new posts from the last 24 hours within your area.
Yes
No
Receive Daily Email Updates?
These emails will alert you of all new posts from the last 24 hours within your area.
Yes
No
SAVE CHANGES

- Algorithmic Matching: Smart matching rules display most relevant results

- Daily Text/Email with all new posts in users' area

SOIL CONNECT

SOIL CONNECT MARKETPLACE

- Soil types by region
- Ability to upload supplier certified analysis and geotechnical reports
- "Match with me" options for distance and preferences
- Users can set multiple options for notifications
- Post expiration/revalidation flow to keep content current

SOIL CONNECT

Match me to posts within this range:

30m ———————— <100m

Match me to posts that have Supplier Certified Analysis:

Yes ◉
No ○

Match me to posts that have a Geotechnical Report:

Yes ◉
No ○

Back   **Next**

Soil Region
Midwest ‹

Type of Soil (select region first)
Clay Soil ‹

Quantity (Yards)
800

Location
22 Park Ave, Deerborn, IL, 60654

Job Site Name (optional)
Windy City Soil Needed

Scheduling Preferences
ASAP ‹

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eTICKETING^{SM} MODULE

SaaS Module Digitizing the archaic ticketing workflow

- By automating and digitizing the ticketing process, we can track the chain-of-custody of soil movement and increase the transparency of the transaction.
- Real time data and reporting can provide all stakeholders confidence in being compliant with soil regulations.
- Our eRegulatory product enables our users to Engage local municipalities to upload forms (State Manifest), handwritten manifests can become obsolete



SOIL CONNECT TICKETS
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Ticket Details
308
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Area 1, 2972 Westheimer Rd., New York, NY 94817
Area 2, 4619 30th Ave, Astoria, Chicago, ID 11103
VOLVO FM500 8NTRR465
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SOIL CONNECT

eREGULATORY^{SM} MODULE

SaaS Module eliminating paper manifests

- We believe we are first-to-market with our patent pending, eRegulatory module that can eliminate paper tickets and can automatically capture and save essential truck, load, and route data, allowing users to easily share with regulatory bodies.
- Includes documentation settings for both clean fill and contaminated dirt, and turn-by-turn GPS tracking can minimize risk by providing an end-to-end record of the truck and material route.



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SOIL CONNECT

COMPETITIVE LANDSCAPE

	cleanfill.net	DirtGeo	DIRTBANK	TERANE	SOILCONNECT
WEB BASED PLATFORM	✓	✓	✓	-	✓
INTEGRATED MAP VIEW	-	✓	✓	-	✓
ALGORITHMIC MATCH MAKING	-	-	-	-	✓
REGULATORY SAAS	-	-	-	-	✓
TRUCKING SAAS	-	-	-	-	✓
MOBILE APP	-	-	✓	-	✓
VC-BACKED	-	-	-	✓	✓
EMPLOYEES ON LINKEDIN	N/A	1	1	2	20+

** Not listed here are traditional dirt brokers, who tend to be hyper local, lack sophistication and use no scalable technology.*

GTM PLAYBOOK – 5 PILLARS

Current Strategy / Tactics Employed

STRATEGIC PARTNERSHIP

- Engage partner and/or LP base
- Develop GTM template
- Buildout contact database for GTM regions
- Social media relationship starts (follow/follow-back)
- PR activities
- Demo days
- Shared trade show booths

CUSTOMER ENGAGEMENT & RETENTION

CUSTOMER ACQUISITION & CONVERSION

811 PROTOCOL

- Review active digging projects
- Identify whether existing or new prospect
- Launch targeted and relevant messaging via email drip campaigns & phone calls
- Increase customer base, post activity and conversions

CUSTOMER ENGAGEMENT & RETENTION

CUSTOMER ACQUISITION & CONVERSION

EMAIL MARKETING

- Contact mining from 811 and industry sources
- Weekly nurturing email to prospects
- New customer email/text
- Regular "Pro-Tip" series to existing customers
- Co-branded emails with strategic partners

CUSTOMER ENGAGEMENT & RETENTION

CUSTOMER ACQUISITION & CONVERSION

DIGITAL MARKETING

- PR – Articles, podcasts
- Display ads in target markets
- Retargeting campaigns
- Identify trade-shows and develop geo-fencing campaign & retargeting campaigns
- PR agency targeting key industry publications with case studies & articles

CUSTOMER ENGAGEMENT & RETENTION

CUSTOMER ACQUISITION & CONVERSION

SOCIAL MEDIA

- Launch programs on LinkedIn, Instagram, FB and YouTube Channel
- Tagging & follow-backs
- Paid campaigns on FB, Instagram and LinkedIn
- Engaging with Influencers on Instagram
- Monthly LiveStream with industry leaders

CUSTOMER ENGAGEMENT & RETENTION

CUSTOMER ACQUISITION & CONVERSION

EXECUTIVE SUMMARY

- Soil Connect has the support and validation from industry leading construction companies (Key Industry Investors include: Cemex, EquipmentShare, Suffolk Construction and ARCO/Murray)

- Strong leadership team that has founder-market-fit: CEO is 30+ year construction veteran; CGO previously scaled a trucking SaaS platform to $160M GMV (acquired) and a Head of Tech that has scaled multiple startups

- Core team is backed by an experienced and diverse advisory board including C-level and management from US Concrete, The Walsh Group, Rhumbix, and Clark Construction

- Launched SaaS platform in Q1 2021 and have gone from $0 → $476K+ in contracted annual run rate from January-December 2021.

- Award winning products recognized by premier industry publications (Equipment Today and Construction Equipment Guide)

- We believe the antiquated construction industry is ripe for disruption. Technology solutions are in high demand from contractors trying to save time, money and efficiency

- US Construction Tech investor funding has reached $2.1B in 2021, more than 100% increase from 2020*

*Source: https://www.constructiondive.com/news/construction-technology-funding-skyrockets-to-record-levels/607769/



APPENDIX

21



SOIL CONNECT DIRT ALERTS

- Dirt Alerts are a "white glove" service to help our users source dirt

- Leveraging Avochato, we mass text our users within a specified area of demand

- We manage the inbound responses and then send SC Intro emails connecting supply and demand, thus helping to "broker" the transaction

- In the future we plan to help with triangulating for trucking and other logistics



Subject   Soil Connect Intro: John <> Kevin

John meet Kevin.

John needs to move approx. 10,000 yards of silty soil in Hauppauge. Kevin is looking for 20,000 yards of silty soil for his site in Brentwood. Your two sites are approx. 5 miles away. Please let me know if you guys have any questions and thanks for using Soil Connect!

Sincerely,

Laura Fisher
Soil Connect
www.soilconnect.com

Soil Connect is a platform built for excavators, contractors, builders, landscapers and other professionals who deal with soil and aggregates on a regular basis. Our platform connects those who have soil, with those who need soil... because *When you have it, you don't need it. And when you need it, you don't have it!*



+1 (855) 905-2154

MONDAY 9:55 AM

SOIL CONNECT DIRT ALERT
25,000 yd of Bank Run available in Danbury, CT.
Geo Tech completed & available.
Text for more info



+1 (855) 905-2154

MONDAY 1:42 PM

SOIL CONNECT DIRT ALERT
Suffolk County
25,000 yd sandy loam needed
2,000 yd bank run needed
100 yd clean fill available
Text back for more info

SAVINGS DATA

By reducing the amount of distance between sites, Soil Connect can save users an enormous amount of time and money

Assumptions		
Quantity (yards)		10,000
*Admin Outreach Time (hrs)		10
Admin Wage ($/hr)	$	20
Max Load Tri Axle Truck (yards)		20
**Truck (MPH)		25
CO2 Emissions per gallon of diesel (tons)		0.011222
***Daily cost of Max Load Tri Axle Truck	$	875

*Est. 1 hour of admin outreach time per 1,000 yards

**25 MPH is inclusive of drop-offs, traffic and downtime

***For a daily truck rental, $875 is inclusive of fuel & driver

Dirt Costs: 10K yards @ 10 mile transport		
Distance between sites (miles)		10
Total Distance - RT (miles)		10,000
Total Hours Driving		400
Admin Sourcing Dirt	$	200
Gallons of fuel conumed		1,667
Tons of CO2 Emissions		19
Cost of rental truck	$	43,750
Total cost at 10 miles	**$**	**43,950**

Dirt Costs: 10K yards @ 30 mile transport		
Distance between sites (miles)		30
Total Distance - RT (miles)		30,000
Total Hours Driving		1,200
Admin Sourcing Dirt	$	200
Gallons of fuel conumed		5,000
Tons of CO2 Emissions		56
Cost of rental truck	$	131,250
Total cost at 30 miles	**$**	**131,450**

Environmental Impact

Experts project that every 3M tons of soil disposal produces:

- 110,000 truck trips
- 8.9M miles of truck travel
- 2.2M gallons of diesel fuel consumption
- 25,000 tons of CO_2 emissions

https://nyfederation.org/wp-content/uploads/2018/pdf2018/72%20WalshD.pdf (slide 25)

EXHIBIT E

Video Transcripts

Public Overview Video:

Welcome to the Soil Connect demo, you'll see a view of the signup screen for users new to Soil Connect.
The list on the right will show you all the current posts from the Soil Connect community. Those that are closest to your location are shown first and reflect what you see in the map. You can easily do a quick search using the search bar. The split colored pins show areas on the map where there is more than one post present. Simply zoom in on the area to view more about posts. If you aren't a current user, click Sign Up at the top right corner of your screen. You'll be prompted to fill out some information about yourself.
You can select a profile picture here
and then enter your phone number and choose how you'd like to be contacted on Soil Connect. Click Finish and you're in.
Now that you're logged in, let's take a look at what's changed on your home screen. You can still see the list and map view but now you can see more information about each post. The orange pins are people who have dirt and the yellow pins or people who need her. The plus and minus buttons at the bottom left of your screen will allow you to zoom in and out. You can filter your view by soil type quantity and reports. Here's an example of sorting by soil type. You can choose as many soil types as you'd like depending on your needs. The visible posts will update based on your filter choices when you click filter. You can click the X on each soil type under the search bar to unfilter the post. When you click a pin on the map, the corresponding post on the right side will be highlighted. When you click the highlighted box you'll be able to see more information about the posts including detailed information about the job saving soil, any certifications or reports and the users information. If you don't see what you're looking for, or want to create your own post, click Create post on the top right of your screen. Choose if you need dirt or have it and then provide information about the dirt you're looking for or looking to get rid of. Select the region you're in from one of the four listed. Next, choose the type of soil for more than 18 different types. Choose the quantity and choose how urgently you need or need to get rid of the soil under scheduling preferences.
Tell others in your community about your soil. Using Soil Connects note section. Tell them about trucking options cost or any other information you think is important. You can also add a photo of your soil or exclusive match me with technology will match you to other posts within the distance you choose or with soil with supplier certified or geotechnical reports. Select your contact preferences here. You can choose to provide as many methods of contact as you'd like. When you're ready, click Finish and you'll immediately be taken to your matches. your post is always shown first for reference posts which are matched with are shown below that in priority order. Click on View More and you'll see more matches. When you click on one of your matches. You will see detailed information about the post. On the bottom right side of your screen you'll see the seller's information and you can send him or her a message to get connected. Here you'll see an example of our in app messaging. It's as easy as that.
Here's some messaging updates on soil fact.
Another great feature is the SMS text updates from Soil Connect. Here's an example of the type of text you'll get when you first read a post. You'll get a text the next business day with a summary of your matches. Simply tap on the link in the text and you'll be taken to your matches

as well packed. Here you can view more information about each post and decide who you want to contact to get connected with.
Thanks for joining us.

Free Dirt & Aggregates Marketplace:

You need dirt or aggregate or you need to get rid of it. The Soil Connect marketplace connects those who have it, with those who need it and our new E ticketing service makes order verification, confirmation sharing and record keeping completely contactless and digital keep it local. Keep it safe, keep it open. Soil Connect, number one materials marketplace for dirt aggregates for everyone that plays in the dirt available on the App Store and on Google Play. Learn more at soilconnect.com